SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                 Physicians Health Services, Inc.

                         (Name of Issuer)

              Class A Common Stock, $.01 Par Value

                  (Title of Class of Securities)


                          (CUSIP NUMBER)

               The Guardian Life Insurance Company
                            of America
                      201 Park Avenue South
                    New York, New York  10003

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                 August 16, 21, 23 and 29,  1996

     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G  to report  the  acquisition  which is  the  subject of  this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement
[ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D
CUSIP No.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Guardian Life Insurance Company of America

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                              (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS
          WC, OO

5    CHECK BOX  IF DISCLOSURE  OF LEGAL  PROCEEDINGS IS  REQUIRED
     PURSUANT TO ITEMS 2 (d) OR 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          See Item 2

     NUMBER OF           7         SOLE VOTING POWER
     SHARES                             See Item 5
     BENEFICIALLY        8         SHARED VOTING POWER
     OWNED BY                           See Item 5
     EACH                9         SOLE DISPOSITIVE POWER
     REPORTING                     See Item 5
     PERSON              10        SHARED DISPOSITIVE POWER
     WITH                               See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 5

12   CHECK  BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          See Item 5

14   TYPE OF REPORTING PERSON
          IC


                                     SCHEDULE 13D



          Item 1.   Security and Issuer

                    This statement relates to acquisition of 153,000 shares
          of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and to a reduction in warrants (the "Warrants") to purchase Class A Common Stock, of Physicians Health Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 120 Hawley Lane, Trumbull, CT 06611.


          Item 2.   Identity and Background

                    This statement is filed by Guardian Life Insurance Company of America, a New York mutual life insurance company ("The Guardian") primarily engaged in the marketing, distribution and sale of life insurance and related products. The Guardian's principal place of business and principal executive offices are located at 201 Park Avenue South, New York, New York 10003. During the last five years The Guardian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdictions, and was consequently not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          Item 3.   Source and Amount of Funds

                    The sources of consideration for the purchase of 153,000 shares of Class A Common Stock described in Item 5 were The Guardian's working capital and The Guardian's agreement that the aggregate number of Warrants held by The Guardian would be reduced pro rata by the number of shares of Class A Common Stock acquired by The Guardian. The Class A Common Stock was purchased by The Guardian on the open market on August 16, 21, 23 and 29, 1996.


          Item 4.   Purpose of the Transaction

                    The Guardian has acquired shares of the Class A Common Stock, and Warrants to acquire Class A Common Stock, as an investment for The Guardian's own account and not with the view towards, or for resale in connection with, any distribution
          thereof.   In connection with The  Guardian's purchase of 153,000
          shares of Class A Common Stock described in Item 5, The Guardian has agreed with the Issuer that, as of the date of the transactions described in Item 5, the aggregate number of Warrants held by The Guardian will be reduced pro rata by the number of
          shares of Class  A Common Stock  acquired by  The Guardian.   The
          result of such agreement is that the total number of shares of Class A Common Stock beneficially owned by The Guardian will neither increase nor decrease. While The Guardian intends to exercise its rights and powers as a holder of Class A Common
          Stock, it   has no current expectation or  intention of acquiring
          control over the Issuer. The Guardian periodically reviews its investment decisions and may elect in the future to purchase additional shares of Class A Common Stock. The Guardian currently expects that, in the foreseeable future, any acquisitions by it of the Issuer's Class A Common Stock would be accompanied by a concurrent pro rata reduction in the Warrants held by The
          Guardian   as  was  the  case  with  The  Guardian's  acquisitions
          described in Item 5.

                    Other than as described in this Item 4, The Guardian has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


          Item 5.   Interest in Securities of the Issuer

                    To the knowledge of The Guardian, the Issuer has issued and outstanding 5,428,503 million shares of Class A Common Stock and 3,868,558 shares of Class B Common Stock for a total of 9,297,061 shares of capital stock issued and outstanding. The Guardian directly and beneficially owns 450,000 shares of Class A Common Stock purchased on May 1-2, 1996, 145,500 shares of Class A Common Stock purchased on August 14, 1996 and 153,000 shares of Class A Common Stock purchased between August 16 and August 29, 1996, inclusive, for an aggregate of 748,500 shares of Class A Common Stock. In addition, The Guardian directly and beneficially owns 701,500 Warrants (reduced from 854,500 as described in Item 4) for Class A Common Stock which, if and when exercised will result in The Guardian holding shares representing approximately 23.65% of the then issued and outstanding shares of Class A Common Stock and 14.50% of all issued and outstanding shares of capital stock of the Issuer. The Guardian will have the sole power to vote or direct the vote of its holdings and to dispose or direct the disposition of such holdings. The Guardian does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of its shares of Class A Common Stock.

                    The number of shares beneficially owned by The Guardian and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Class A Common Stock is based on 6,130,003 outstanding shares of the Issuer's Class A Common Stock. The percentage of ownership of all capital stock of the Issuer is based on 9,998,561 outstanding shares of capital stock of the Issuer.

                    During the lesser of the past 60 days or the time since The Guardian's filing of its most recent Schedule 13D, there have been no transactions by The Guardian in the shares of the Issuer's Class A Common Stock or the Issuer's Warrants, except for the following:

                    (i) on August  16, 1996  The Guardian purchased  50,100
                        shares of Class A Common Stock at a price per share of $17.637, such purchase being made through a broker on the NASDAQ Stock Market;

                    (ii) on August 21, 1996 The Guardian purchased 9,800 shares of Class A Common Stock at a price per share of $17.644, such purchase being made through a broker on the NASDAQ Stock Market;

                    (iii) on August 23, 1996 The Guardian purchased 33,100 shares of Class A Common Stock at a price per share of $17.684, such purchase being made through a broker on the NASDAQ Stock Market;

                    (iv) on August 29, 1996 The Guardian purchased 60,000 shares of Class A Common Stock at a price per share of $17.653, such purchase being made through a broker on the NASDAQ Stock Market;

                    (v) effective as of  August 16,  21, 23  and 29,  1996,
                        respectively, pursuant to mutual agreement between The Guardian and the Issuer, the aggregate number of Warrants held by The Guardian were reduced pro rata by the number of shares of Class A Common Stock acquired by The Guardian as of each such date.

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer

                    Except as described elsewhere in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between The Guardian and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the shares or transfer of warrants to purchase Class A Common Stock, par value $.01 per share, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7.   Material to be Filed as Exhibits

                    None


          Signature

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


          Dated:  September 4, 1996

                                      THE  GUARDIAN LIFE  INSURANCE COMPANY
                                      OF AMERICA



                                      By:
                                         Name:  /s/ EDWARD K. KANE
                                         Title:: Senior Vice President
                                                   and General Counsel


                                    EXHIBIT INDEX

                                         None